

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Jerry Katzman
Chief Executive Officer
RetinalGenix Technologies Inc.
1450 North McDowell Boulevard, Suite 150
Petaluma, CA 94954

> **Re: RetinalGenix Technologies Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 16, 2021**
> **CIK No. 0001836295**

Dear Mr. Katzman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Business Overview, page 5

1. We note your disclosure here that you have "developed" two devices aimed at preventing loss of vision, but you later disclose on page 37 that you will need $5,000,000 to complete product design and testing for both devices. We also note your disclosure on page 36 that you believe RetinalGenix will require 510(k) clearance which you have not applied for yet and that you believe RetinalCam will be considered an exempt device and do not anticipate needing 510(k) clearance. Please revise the Prospectus Summary and the Business section to provide the current status of development of your product candidates, any regulatory applications submitted and the status, or that you intend to submit and the

timeline for doing so, and your anticipated developmental timelines. Please disclose the additional funding that you will need to develop your products and how you intend to obtain such additional funding. Please also revise these sections to state that you currently do not have any products approved for sale and have not generated any revenue from product sales.

2. We note that you refer to your products as "patented" throughout the filing, but you later state that you anticipate having patented technology. Please advise and revise where appropriate. Please also remove the statement on page 37 that you anticipate having patented technology that will allow you to produce an office device superior to those on the market at an attractive price point as this statement is speculative.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum, page 23

3. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Selling Stockholders, page 25

4. It does not appear that the shares listed in the beneficial ownership of common stock prior to the offering column add up to 46,536,713 shares. Please revise or advise.

Description of Business
Competition, page 35

5. Please revise to specify how you face competition from Optomed plc. and Optos plc. such as what their competing products are and whether they are in development or already being sold. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Intellectual Property Portfolio, page 35

6. Please revise to disclose whether you own or license any patents, the specific product candidates or technologies which are covered by the patents, the type of patent protection granted (i.e., composition of matter, use, or process), the expiration dates, and the jurisdictions. Please provide similar disclosure for any pending patent applications.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 37

7. Please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

In addition, please provide similar quantitative or qualitative disclosure related to your Administrative Expenses.

Certain Relationships and Related Party Transactions and Director Independence, page 44

8.   Please revise to include any disclosure required by Item 404(d) of Regulation S-K for the period since the beginning of your last completed fiscal year. Refer to Item 404(d) and Instruction 2 to Item 404(d) of Regulation S-K.

Director Independence, page 44

9.   We note that your board of directors has determined that Mr. Gould is an independent director using the Nasdaq definition of independence. Please explain how you came to this conclusion since Mr. Gould is the Chief Science Officer of the company. Please also revise the Security Ownership table on page 43 to include Mr. Gould and to add a row for the directors and executive officers of the registrant as a group, without naming them. Refer to Item 403 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 47

10.   We note your disclosure on page 37 that you have entered into an agreement with ADM Tronics, Inc. and your disclosure on page F-8 that you entered into a series of agreements with Diopsys, Inc., including an option exchange agreement that you intend to file as an exhibit according to the exhibit index. We also note your disclosure on page F-15 that you have entered into an agreement with Benchmark Financial. Please file all of these agreements as exhibits and disclose their material terms in the Business section to the extent that you have not already done so or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Retinalgenix Technologies, Inc.
Notes To Financial Statements
Note 5. Income (Loss) Per Common Share, page F-10

11.   Please disclose the number of shares potentially issuable to Diopsys, Inc. and the specified milestone that would trigger the issuance.

General

12.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

   You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7976 or Ada D. Sarmento at 202-551-3798 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Richard Friedman, Esq.